SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated
Interim Financial Statements

Net Serviços de Comunicação S.A.

June 30, 2006
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Contents
Page
Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets - June 30, 2006 (Unaudited) and December 31, 2005	2

Condensed Consolidated Statements of Operations for the three and six-month periods ended June 30, 2006 and 2005 (Unaudited)	4

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six-month period ended June 30, 2006 and Comprehensive Income for the six-month periods ended June 30, 2006 and 2005 (Unaudited)	5

Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2006 and 2005 (Unaudited)	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) - June 30, 2006	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of June 30, 2006 and the related condensed consolidated statements of operations for the three-month and six-month periods ended June 30, 2006 and 2005, and the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2006 and 2005, and the condensed consolidated statements of changes in stockholders’ equity for the six-month period ended June 30, 2006 and comprehensive income for the six-month periods ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated January 30, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

     ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
July 20, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands of United States dollars, except share amounts)

	June 30,	December 31,
	2006	2005

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	US$ 5,520	US$ 23,865
Short-term investments	129,516	103,624
Restricted cash	-	43,309
Trade accounts receivable, net of allowance for
doubtful accounts of US$11,542 in 2006 and US$11,253 in 2005	85,831	70,921
Deferred income taxes	35,502	34,313
Recoverable income taxes	10,840	20,942
Prepaid expenses	8,927	4,801
Other current assets	7,048	5,071

Total current assets	283,184	306,846

Non-current assets
Property and equipment, net	506,642	420,323
Goodwill	290,247	268,374
Deferred income taxes	133,310	123,281
Judicial deposits	60,534	48,623
Recoverable income taxes	12,105	8,288
Investments and advances to equity investees	3,288	2,697
Other non-current assets	11,791	11,683

Total non-current assets	1,017,917	883,269

Total assets	US$ 1,301,101	US$ 1,190,115

	June 30,	December 31,
	2006	2005

	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 38,273	US$ 22,564
Accounts payable to programmers,
(inclusive of US$31,998 and US$30,877 due to related parties in 2006 and in 2005, respectively)	40,433	34,254
Income taxes payable	5,244	14,617
Sales taxes payable	19,165	15,494
Payroll and related charges	20,294	12,649
Current portion of long-term debt	7,620	44,961
Interest payable	15,528	17,594
Deferred revenue	50,004	40,261
Accrued expenses	6,231	2,376
Other liabilities	20,837	16,717

Total current liabilities	223,629	221,487

Non-current liabilities
Long-term debt, less current portion	332,377	313,108
Deferred sign-on, hook-up fee and programming benefit	19,118	20,842
Provisions for contingencies	280,023	264,671
Accrued expenses and other liabilities	8,432	5,018

Total non-current liabilities	639,950	603,639

Total liabilities	863,579	825,126

Stockholders’ equity
Preferred stock, no par value, shares authorized,
issued and outstanding (June 30, 2006 - 2,378,310,972
and December 31, 2005 - 2,339,738,563)	1,678,497	1,659,711
Common stock, no par value, shares issued and
outstanding (June 30, 2006 - 1,639,801,063 and
December 31, 2005 - 1,613,225,102)	933,458	920,514
Additional paid-in capital	108,492	140,222
Accumulated deficit	(2,089,807)	(2,131,436)
Accumulated other comprehensive loss, net	(193,118)	(224,022)

Total stockholders’ equity	437,522	364,989

Total liabilities and stockholders’ equity	US$ 1,301,101	US$ 1,190,115

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(Thousands of United States dollars, except per share and share amounts)

	Three months ended June 30,				Six months ended June 30,

	2006		2005		2006		2005

Total revenue	US$	275,384	US$	190,087	US$	528,902	US$	358,277
Taxes and other deductions from revenues		(59,157)		(34,581)		(109,551)		(65,142)

Net operating revenue		216,227		155,506		419,351		293,135

Programming and other operating costs (exclusive of
depreciation and amortization shown below) including
programming costs of US$118,974 as of June 30, 2006
(US$87,896 as of June 30, 2005) and US$53,933
and US$40,905 of programming expense with related parties
as of June 30, 2006 and 2005, respectively		(102,671)		(77,551)		(205,072)		(143,506)
Selling, general and administrative expenses		(55,143)		(31,939)		(104,375)		(59,505)
Depreciation and amortization		(19,386)		(15,561)		(39,193)		(29,609)
Other		2,696		1,136		2,578		853

Total operating costs and expenses		(174,504)		(123,915)		(346,062)		(231,767)

Operating income		41,723		31,591		73,289		61,368

Other income (expenses)
Monetary indexation, net		202		204		257		(858)
Gain on exchange rate, net		677		26,020		2,844		23,466
Interest expense		(9,840)		(10,421)		(21,566)		(37,949)
Financial expense		(4,016)		(6,165)		(18,110)		(13,096)
Financial income		5,802		(740)		11,004		5,838
Other		(152)		(269)		389		56

Total other income (expenses), net		(7,327)		8,629		(25,182)		(22,543)

Income before income taxes		34,396		40,220		48,107		38,825
Income tax expense		(2,628)		(2,489)		(6,478)		(7,621)

Net income	US$	31,768	US$	37,731	US$	41,629	US$	31,204

Net income per common share, basic and diluted	US$	0.01	US$	0.01	US$	0.01	US$	0.01

Net income per preferred share, basic and diluted	US$	0.01	US$	0.01	US$	0.01	US$	0.01

Weighted average number of common shares outstanding		1,625,922,506		1,569,366,792		1,619,573,804		1,340,551,224

Weighted average number of preferred shares outstanding		2,593,984,363		2,145,523,456		2,583,848,391		1,868,244,308

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (UNAUDITED)
(Thousands of United States dollars, except share amounts)

								Accumulated
						Additional		other
	Number of shares issued		Capital stock			paid-in	Accumulated	comprehensive

	Preferred	Common	Preferred	Common	Total	capital	deficit	loss	Total

At December 31, 2005	2,339,738,563	1,613,225,102	US$ 1,659,711	US$ 920,514	US$ 2,580,225	US$ 140,222	US$ (2,131,436)	US$ (224,022)	US$ 364,989

Exchange of tax benefit contributed by stockholders for shares May 18, 2006	38,572,409	26,575,961	18,786	12,944	31,730	(31,730)	-	-	-

Change in cumulative translation adjustment for the period	-	-	-	-	-	-	-	30,904	30,904

Net income for the period	-	-	-	-	-	-	41,629	-	41,629

At June 30, 2006	2,378,310,972	1,639,801,063	US$ 1,678,497	US$ 933,458	US$ 2,611,955	US$ 108,492	US$ (2,089,807)	US$ (193,118)	US$ 437,522

	Six-month periods ended June, 30
	2006	2005

Net income for the period	US$ 41,629	US$ 31,204
Cumulative translation adjustments	30,904	16,334

Total comprehensive income	US$ 72,533	US$ 47,538

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(Thousands of United States dollars)

	Six-months period ended June 30,
	2006	2005

Operating activities
Net income for the period	US$ 41,629	US$ 31,204
Adjustments to reconcile net income
to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	69	353
Amortization of deferred sign-on and hook-up fee revenues	(9,210)	(5,057)
Equity in results of investee	(478)	(186)
Exchange losses, monetary indexation, financial expense and
interest expense, net	30,972	16,190
Depreciation and amortization	39,193	29,609
Deferred income taxes	1,548	904
Write off and disposal of assets, net	513	396
Provision for contingencies	(15,500)	(3,897)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(9,065)	(10,574)
Recoverable income taxes	8,606	346
Restricted cash	46,509	-
Short-term investments	(17,323)	2,834
Prepaid expenses and other assets	(12,103)	(13,124)
Accounts payable to suppliers and programmers	22,882	(2,121)
Income taxes payable	(10,490)	541
Payroll and related charges	6,567	415
Sales taxes, accrued expenses and other liabilities	14,556	(2,613)

Net cash provided by operating activities	138,875	45,220

Investing activities
Acquisition of property and equipment	(94,788)	(28,935)
Proceeds from sale of equipment	4,280	3,857

Net cash used in investing activities	(90,508)	(25,078)

Financing activities
Short-term debt issuances	-	75,633
Short-term debt repayments	-	(84,859)
Long-term debt repayments	(68,740)	(249,149)
Capital contributions in cash	-	222,570

Net cash used in financing activities	(68,740)	(35,805)

Effect of exchange rate changes on cash and cash equivalents	2,028	5,171

Net decrease in cash and cash equivalents	(18,345)	(10,492)
Cash and cash equivalents at beginning of the period	23,865	60,486

Cash and cash equivalents at end of the period	US$ 5,520	US$ 49,994

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 7,613	US$ 1,345
Cash paid for interest	US$ 30,629	US$ 50,004

Non-cash transaction
Exchange of payable for common shares	US$ -	US$ 23,802

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
(Thousands of United States dollars)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities.

The Company began to offer digital cable services to subscribers in Rio de Janeiro and São Paulo in November 2004. By providing digital cable services, the Company is able to offer premium programming packages, additional channels and more value-added programming options and services, such as audio channels, near video-on demand and interactive services.

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, formerly referred to as “Globopar”, through GB Empreendimentos e Participações S.A. “GB”.

In 2004, Teléfonos del México S.A. de C.V. (Telmex), through its Brazilian subsidiary Latam do Brasil Participações S.A. (Latam), entered into a purchase and sale agreement with Globo to acquire a minority stake in the Company, accomplished in 2005. As a result of certain corporate restructuring at the stockholder Telmex, on October 24, 2005, Embratel Participações S.A., a Brazilian company owned by Telmex, acquired and merged the total capital stock of Latam. Following this transaction, Embratel Participações S.A. held a corporate stake corresponding to 36.1% of the common shares of the Company.

1. The Company and its Principal Operations (Continued)

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares at June 30, 2006 and December 31, 2005:

	June 30, 2006			December 31, 2005

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
GB Empreendimentos
e Participações S.A.	26.0%	-	10.6%	26.0%	-	10.6%
Distel Holding S.A.	9.1%	-	3.7%	9.4%	-	3.8%
Roma Participações
Ltda.	-	-	-	1.5%	8.8%	5.8%
Globo Comunicação e
Participações S.A.	1.5%	-	0.6%	-	-	-
Telmex Group:
GB Empreendimentos
e Participações S.A.	25.0%	-	10.2%	25.0%	-	10.2%
Empresa Brasileira de
Telecomunicações S.A	1.6%	9.9%	6.5%	-	-	-
Embratel Participações
S.A.	36.1%	7.5%	19.2%	37.4%	7.7%	19.8%
Public Market	0.7%	82.6%	49.2%	0.7%	83.5%	49.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	1,639,801,063	2,378,310,972	4,018,112,035	1,613,225,102	2,339,738,563	3,952,963,665

On May 18, 2006, Globo Comunicação e Participações S.A. and Globosat Programadora Ltda. sold to Empresa Brasileira de Telecomunicações S.A - Embratel the Company’s shares which were acquired from the split up of the shareholder Roma Participações S.A.

Management continues to focus on increasing the Company’s subscriber base by means of new more efficient sales channels, improving customer service and maintaining its levels of investment in line with its operating cash flows, as well as by means of improved controls for making investment decisions in a selective and disciplined manner.

1. The Company and its Principal Operations (Continued)

The Company holds the following direct and indirect subsidiaries in ownership percentages at June 30, 2006 and December 31, 2005:

	June 30, 2006		December 31, 2005

	Direct	Indirect	Direct	Indirect

Consolidated entities
Multicanal Telecomunicações S.A.	99.96	0.04	99.96	0.04
Net Belo Horizonte Ltda.	-	100.00	-	100.00
CMA Participações Ltda.	-	-	100.00	-
Jonquil Ventures Ltda.	100.00	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio S.A.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.87	2.13
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos S.A.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participações Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiania Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	0.08	99.92	0.08	99.92
Net Ribeirão Preto S.A.	-	100.00	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR - Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
Televisão a Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00

During the six-month period ended June 30, 2006 the subsidiary CMA Participações Ltda was merged by the subsidiary Multicanal Telecomunicações S.A.

2. Basis of Presentation of the Unaudited Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information, using the U.S dollar as a reporting currency. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the six-month period ended June 30, 2006 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2006.

The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2005.

Certain prior year amounts have been reclassified to conform to the current year’s presentation. Those reclassifications did not impact the Company’s net income or financial condition.

The exchange rate of the Brazilian Real (R$) to the US$ was R$2.1643:US$ 1.00 at June 30, 2006, R$2.3407:US$ 1.00 at December 31, 2005. At July 20, 2006 the exchange rate was R$2.1930:US$ 1.00.

3. Significant Accounting Policies

Change in an estimate

Company management, based on the estimated average period that subscribers are expected to remain connected to the system, has revised the estimated economic useful lives of sign-on and hook-up fee revenue and related direct selling expenses as of January 1, 2006 from ten to six years.

3. Significant Accounting Policies (Continued)

Change in an estimate (Continued)

The impact of this change in the estimated useful life was an increase in the amortization of sign-on and hook-up fee revenue and the related direct selling expenses resulting in a net increase of approximately US$2,500 in the Company’s net income for the six-month period ended June 30, 2006.

4. Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will affect the Company’s consolidated financial statements in the event of an accounting change or a correction of an error.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to SFAS No.133 and No.140. The primary objectives of this Statement with respect to SFAS No. 133 are to simplify accounting for certain hybrid financial instruments. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This statement has no impact on the Company’s current consolidated financial statements.

In June 2006, the FASB reached a consensus on Emerging Issue Task Force (EITF) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)”. This EITF is effective for financial reports for interim and annual reporting periods beginning after December 15, 2006. Management does not believe that the adoption of EITF 06-3 will have a significant impact on the Company’s consolidated financial statements.

4. Recent Accounting Pronouncements (Continued)

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management does not believe that the adoption of FIN 48 will have a significant effect on the Company’s consolidated financial statements.

5. Recoverable Income Tax

	June 30,	December 31,
	2006	2005

Withholding income taxes	US$ 22,945	US$ 29,230
Current portion	(10,840)	(20,942)

Non-current portion	US$ 12,105	US$ 8,288

Recoverable income tax comprises income tax withheld on financial investments and is available to be offset against other similar income taxes payable. The Company and its operating subsidiaries are using these credits mainly to offset their liabilities related to income tax withheld from employees and income and social contribution taxes payable at the subsidiaries with taxable income.

6. Goodwill

On December 31, 2005 the Company performed its annual impairment test and concluded that no impairment charges were required.

The change in the Company’s goodwill during the six month-period ended June 30, 2006 is as follow:

Balance at December 31, 2005	US$ 268,374
Currency translation	21,873

Balance at June 30, 2006	US$ 290,247

The translation result was included in the cumulative translation adjustment (CTA) component of stockholders’ equity and in the statement of comprehensive income for the period.

7. Related Party Transactions

On February 8, 2006, the Company and Empresa Brasileira de Telecomunicações S.A.- Embratel, a subsidiary of Telmex, executed a Memorandum of Understanding that outlines the new business model with the objective of providing triple play service (video, broadband and voice) that is covered by the Company’s bidirectional network, optimizing synergies. The Company started the commercialization of the voice service at the end of March 2006.

This transaction arising from the partnership between the Company and Embratel is aimed to serve the Company’s customers with voice service called “Net Fone Via Embratel” by way of sharing the Company’s cable network, which provides final access to the customer’s house, and the licenses and technology from Embratel.

The transactions with companies related to Embratel Participações S.A, for link vírtua, voice canal, fixed telephone and click 21, are registered based on prices and market conditions. The amounts paid to Embratel Participações S.A. during the six-month period ended June 30, 2006 and 2005, were US$5,972 and US$1,773, respectively.

7. Related Party Transactions (Continued)

During the six-month period ended June 30, 2006, the Company received from Embratel - Empresa Brasileira de Telecomunicações S.A. the amount of US$7,270 related to the rental of fiber optics which was deferred according to the terms of the contract.

The Company’s programming guide is produced by Editora Globo S.A., a publishing company related to Globo at rates believed to be at market value. The amounts paid to Editora Globo S.A. during the six-month period ended June 30, 2006 and 2005 were US$ 3,002 and US$ 2,655, respectively.

8. Debt

During 2005, the Company completed a restructuring and refinancing of its debt which replaced existing debt with non convertible debentures that have more favorable terms. This has resulted in a reduction in borrowing costs for the six-month period ended June 30, 2006.

Debt is comprised of:

	June 30,	December 31,
	2006	2005

Senior Facilities - SFAS 15	US$ 81,461	US$ 78,798
Senior Secured Debentures - SFAS 15	43,026	41,397
Net Sul Notes - SFAS 15	-	38,605
Non-convertible Debentures - 5th Public Issuance	215,510	199,269

	339,997	358,069
Less current portion	(7,620)	(44,961)

Long-term debt	US$ 332,377	US$ 313,108

Restructured debt

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal (100% as of December 31, 2005).

8. Debt (Continued)

Restructured debt (Continued)

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rates and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring was accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

On September 14, 2005, the Company issued Non-Convertible Debentures 5th Public Issuance (New Debt) amounting to US$279,000 at September 14, 2005 (R$650,000 equivalent at that date), the proceeds from which were used to prepay the restructured debt.

In September and October 2005, using the resources obtained from the new debt, the Company prepaid a total principal amount of US$234,172 and paid the scheduled interest of US$6,092 related to the restructured debt.

Such prepayment has been accomplished within a schedule designed by the Company, respecting the characteristics of each debt, and was concluded on April 5, 2006, when the Net Sul Senior Secured Fixed and Floating Rate Notes (collectively the Notes) in the amount of US$37,540 were liquidated.

Debt refinancing

Considering that the Notes remained outstanding until their effective liquidation, the Company has carried out a consent solicitation to the holders of these Notes aiming to eliminate some obligations from the Company, including the investment limitation of US$50,000 per year; and release the previous pledge from the Company to the holders of these Notes.

On September 26, 2005, in connection with the consent solicitation, 91.2% of the holders had accepted the Company’s proposition and had approved the addendum regarding the Notes. Holders who elected to participate in the consent would be paid to each an amount in cash equal to 1% of the principal amount. On October 17, 2005, Net Sul paid approximately US$350 to the holders of the Notes in connection with the consent fee. This amount was charged to expense when paid.

8. Debt (Continued)

Debt refinancing (Continued)

The Non-Convertible Debentures - 5th Public Issuance bear interest at the CDI rate plus 1.5%, payable semi-annually in arrears on every February 15 and August 15. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing in August 15, 2008, with the final installment of principal due in August 2011. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.60%, which premium shall decrease linearly to zero at its maturity.

The restructured debt held by creditors who did not directly or indirectly participate in the issuance of the 5th Public Debentures, has been accounted for according to FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In connection therewith, the Company considered such prepayment an extinguishment of a liability and recorded a gain on restructuring in the amount of US$27,168 in the year ended December 31, 2005.

The restructured debt held by creditors who directly or indirectly participated in the issuance of the 5th Public Debentures (i.e. Banco ItaúBBA, Unibanco, Banco Bradesco and other restructured debenture holders), were accounted for according to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flows greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. The Company determined that the instruments are not substantially different, accordingly such debt will continue to be accounted for according to SFAS 15, using revised estimates of future cash flows.

8. Debt (Continued)

The Company’s total debt at June 30, 2006 becomes due in the following years:

2006	US$ 2,598
2007	9,978
2008	85,536
2009	83,254
2010 and 2011	158,631

US$ 339,997

9. Provisions for Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

Provisions for contingencies is comprised as follows:

	June 30, 2006	December 31, 2005

Tax related matters	US$ 260,307	US$ 242,289
Labor related claims	8,163	12,852
Civil related claims	11,553	9,530

Total	US$ 280,023	US$ 264,671

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$60,534 (US$48,623 at December 31, 2005), which is available to offset payments required under ultimate unfavorable court decisions.

10. Stockholders’ Equity

Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law, subject to prior elimination of accumulated loss or deficit, per Brazilian official accounting records equivalent to US$1,497,650 as of June 30, 2006. For the six-month period ended June 30, 2006, the Company’s local currency consolidated financial statements presented a net income of US$13,357. The Company paid no dividends during the six-month periods ended June 30, 2006 and 2005. Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank.

On April 28, 2006 at the Extraordinary General Meeting, the shareholders approved the reverse split of each lot of 15 shares to 1 share. In conjunction with this reverse split on the preferred shares, the ADR ratio will change from 1 ADR to 10 preferred shares to a new ratio of 1 ADR to 1 preferred share. The effective date of the ratio change is expected to be on August 1, 2006.

On May 18, 2006, the Company issued 26,575,961 common and 38,572,409 preferred shares, at a price corresponding to US$0.53 per share. These shares were issued as compensation for tax benefits previously contributed by Roma Participações Ltda., up to the amount of the benefits that were effectively realized by the Company in 2005, totaling US$31,730. The contributed benefit was realized by means of cash saving on income tax obligations realized by certain operating subsidiaries in 2005 which were credited to additional paid-in capital. The additional capital contributed was transferred to capital upon the issuance of the shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.